Exhibit 99.13
Degolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244
October 29, 2009
EnCana Corporation
1800-855-2nd Street SW
Calgary, Alberta T2P 2S5
Canada
Ladies and Gentlemen:
     We hereby consent to the use of the name DeGolyer and MacNaughton and reference to our name and our “Appraisal Report as of December 31, 2008 on Certain Properties owned by EnCana Oil & Gas (USA) Inc. SEC Case” (our Report) evaluating a portion of EnCana Corporation’s petroleum and natural gas reserves as of December 31, 2008, and the information contained in our Report, as described or incorporated by reference in: (i) EnCana Corporation’s Registration Statement on Form 40-F, (ii) EnCana Corporation’s Registration Statement on Form F-3 (File No. 333-150360), (iii) EnCana Corporation’s Registration Statements on Form S-8 (File Nos. 333-13956, 333-85598, 333-124218, and 333-140856), and (iv) EnCana Corporation’s Registration Statement on Form F-9 (File No. 333-149370), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.
Very truly yours,
By: /s/ DeGolyer and MacNaughton